Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

Message from John Varley: strong endorsement from our shareholders

Monday, 17 September

Dear Colleague

On Friday, Barclays shareholders voted overwhelmingly in favour of our proposed merger with ABN AMRO. This is an important step in the merger process. It was important for us to get strong endorsement from our shareholders both of our strategy and of the opportunity that the merger represents. And we did get it.

Ever since we announced our intention to merge with ABN AMRO, we’ve been clear that the proposed merger would enable us to accelerate the implementation of our strategy, but would not represent a change to it. We’ve also been very clear that our merger terms had to meet the stringent economic and financial tests that we apply to all mergers and acquisitions transactions. Our shareholders understand these points well.

To be clear (and as you know!), I very much want us to be successful in the merger. But with the current state of the markets, the outcome is far from certain. We entered the merger process from a position of strength, and that has not changed. That means that were we not to succeed, the stand-alone Barclays would continue to offer shareholders significant growth through time – that’s because we have a great portfolio of businesses and great people in Barclays who understand what it is to serve customers and clients well.

I thought it would be helpful if I took you through what happens next:-

19 September

The Dutch Finance Minister is expected to give his decision on whether or not he approves the bid by the Consortium (he has already given his approval to our bid), and to publish conditions on which his approval will be based.

20 September

ABN AMRO shareholders gather for their Extraordinary General Meeting to discuss the two offers. ABN AMRO’s managing and supervisory boards will give their ‘reasoned opinions’ on each offer.

4 October

Barclays offer to acquire ABN AMRO shares closes.

I also took the opportunity at the EGM on Friday to update shareholders on our current trading. I told them that Barclays Capital traded profitably in each of July and August and our expectation is that it will continue to do so during the rest of the year. Barclays Global Investors and Barclays Wealth have been performing in line with our expectations since we announced our 2007 Interim Results in August. The underlying trends in our GRCB businesses, which we talked about at that time, have continued. Group liquidity remains strong, and our capital ratios are in line with our targets.

Thank you for your continued focus on the business. I will be in touch again soon.

John

John Varley

Group Chief Executive

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States , the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Accordingly, copies of the Offer Documentation are not being, and must not be, mailed or otherwise distributed or sent in, into or from any such Restricted Jurisdiction into which the same would be unlawful. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”),

Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Barclays intends to mail the final US Offer Document to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the US Offer Document and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

Forward looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer Documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer Documentation before taking any action.